UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934

Conforce International, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

20716T 109
(CUSIP Number)

February 7, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)                ☐
Rule 13d-1(c)                ☒
Rule 13d-1(d)                ☐

(Continued on following pages)
(Page 1 of 13 Pages)

CUSIP No. 20716T 109	Schedule 13G	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS Martin G. Braun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 535,725
	6	SHARED VOTING POWER 9,500,000
	7	SOLE DISPOSITIVE POWER 535,725
	8	SHARED DISPOSITIVE POWER 9,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,035,725
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 20716T 109	Schedule 13G	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS Adaly Investment Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 9,500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 9,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 20716T 109	Schedule 13G	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS Adaly Opportunity Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
12	TYPE OF REPORTING PERSON LP

CUSIP No. 20716T 109	Schedule 13G	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS The Strategic Retirement Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 600,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 600,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 20716T 109	Schedule 13G	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS The Strategic Opportunities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,300,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,300,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 20716T 109	Schedule 13G	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS The Strategic Investment Fund USA L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 100,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 100,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 20716T 109	Schedule 13G	Page 8 of 13 Pages

Item 1(a).	Name of Issuer:

Conforce International, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

51A Caldari Road
2nd Floor
Concord, Ontario L4K 4G3
Canada

Item 2(a).	Name of Person Filing:

The persons filing this statement are (collectively, the “Reporting Persons”):

•	Martin G. Braun (“Braun”);

•	Adaly Investment Management Corp., a corporation organized under the laws of the Province of Ontario, Canada (“AIMC”);

•	Adaly Opportunity Fund, a limited partnership organized under the laws of the Province of Ontario, Canada (the “Adaly Fund”);

•	The Strategic Retirement Fund, a trust organized under the laws of the Province of Ontario, Canada (the “Retirement Fund”);

•	The Strategic Opportunities Master Fund, L.P., a limited partnership organized under the laws of Cayman Islands (the “Opportunities Fund”); and

•	The Strategic Investment Fund USA, a Delaware limited partnership (the “USA Fund”).

Mr. Braun is president and owner of AIMC.  AIMC acts as the investment advisor and fund manager of the Adaly Fund, and acts as an investment advisor to the Retirement Fund, the Opportunities Fund, and the USA Fund (collectively with the Adaly Fund, the “Funds”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Mr. Braun, AIMC, and the Adaly Fund is 1 St. Clair Avenue West, Suite 404, Toronto, Ontario M4V 1K7.

The address of the principal business office of the Retirement Fund is 181 Bay Street, Suite 4400, Toronto, Ontario, Canada.

The address of the principal business office of the Opportunities Fund is c/o Citco Fund Services Limited, 89 Nexus Way, 2nd Floor, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.

The address of the principal business office of the USA Fund is 2711 Centerville Road, Suite 400, Wilmington, DE 19808.

CUSIP No. 20716T 109	Schedule 13G	Page 9 of 13 Pages

Item 2(c).	Citizenship:

Mr. Braun is a citizen of Canada.  See Item 2(b) for the place of organization of the other Reporting Persons.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

20716T 109.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________.

CUSIP No. 20716T 109	Schedule 13G	Page 10 of 13 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)         Amount beneficially owned:

(i)	AIMC, as the investment manager of the Funds, may be deemed to beneficially own the 9,500,000 shares beneficially owned by them.

(ii)	Mr. Braun individually beneficially owns 535,725 shares and may be deemed to beneficially own the 9,500,000 shares beneficially owned by the Funds.

(iii)	The Adaly Fund individually beneficially owns 1,500,000 shares.

(iv)	The Retirement Fund individually beneficially owns 600,000 shares.

(v)	The Opportunities Fund individually beneficially owns 7,300,000 shares.

(vi)	The USA Fund individually beneficially owns 100,000 shares.

(vii)	Collectively, the Reporting Persons beneficially own 10,035,725 shares.

(b)         Percent of class:

(i)
AIMC’s beneficial ownership of the 9,500,000 shares beneficially owned by Funds represents approximately 7.1% of all of the issued and outstanding shares of common stock of the Issuer based on 133,334,333 shares of common stock issued and outstanding as of December 31, 2010 as reported in the Issuer’s Form 10-Q filed on February 14, 2011.

(ii)	Mr. Braun’s beneficial ownership of 10,035,725 shares represents approximately 7.5% of all of the outstanding shares of common stock of the Issuer.

(iii)	The Adaly Fund’s beneficial ownership of 1,500,000 shares represents approximately 1.1% of all of the outstanding shares of common stock of the Issuer.

(iv)	The Retirement Fund’s beneficial ownership of 600,000 shares represents approximately 0.4% of all of the outstanding shares of common stock of the Issuer.

(v)	The Opportunities Fund’s beneficial ownership of 7,300,000 shares represents approximately 5.5% of all of the outstanding shares of common stock of the Issuer.

(vi)	The USA Fund’s beneficial ownership of 100,000 shares represents less than 0.1% of all of the outstanding shares of common stock of the Issuer.

(vii)	Collectively, the Reporting Persons’ beneficial ownership of 10,035,725 shares represents approximately 7.5% of all of the outstanding shares of common stock of the Issuer

CUSIP No. 20716T 109	Schedule 13G	Page 11 of 13 Pages

(c)           Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

Mr. Braun has the sole power to vote or direct the vote of the 535,725 shares individually beneficially owned by him.

(ii)	Shared power to vote or direct the vote:

AIMC and Mr. Braun have shared power to vote or direct the vote of the 9,500,000 shares beneficially owned by the Funds.

AIMC, Mr. Braun and the Adaly Fund have shared power to vote or direct the vote of the 1,500,000 shares beneficially owned by the Adaly Fund.

AIMC, Mr. Braun and the Retirement Fund have shared power to vote or direct the vote of the 600,000 shares beneficially owned by the Adaly Fund.

AIMC, Mr. Braun and the Opportunities Fund have shared power to vote or direct the vote of the 7,300,000 shares beneficially owned by the Adaly Fund.

AIMC, Mr. Braun and the USA Fund have shared power to vote or direct the vote of the 100,000 shares beneficially owned by the Adaly Fund.

(iii)	Sole power to dispose or direct the disposition of:

Mr. Braun has the sole power to dispose or direct the disposition of the 535,725 shares individually beneficially owned by him.

(iv)	Shared power to dispose or direct the disposition of:

AIMC and Mr. Braun have shared power to dispose or direct the disposition of the 9,500,000 shares beneficially owned by the Funds.

AIMC, Mr. Braun and the Adaly Fund have shared power to dispose or direct the disposition of the 1,500,000 shares beneficially owned by the Adaly Fund.

AIMC, Mr. Braun and the Retirement Fund have shared power to dispose or direct the disposition of the 600,000 shares beneficially owned by the Adaly Fund.

AIMC, Mr. Braun and the Opportunities Fund have shared power to dispose or direct the disposition of the 7,300,000 shares beneficially owned by the Adaly Fund.

AIMC, Mr. Braun and the USA Fund have shared power to dispose or direct the disposition of the 100,000 shares beneficially owned by the Adaly Fund.

Item 5.         Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No. 20716T 109	Schedule 13G	Page 12 of 13 Pages

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.         Identification and Classification of Members of the Group.

Not applicable.

Item 9.         Notice of Dissolution of Group.

Not applicable.

Item 10.       Certification.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 20716T 109	Schedule 13G	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2011

ADALY INVESTMENT MANAGEMENT CORP.

By:	/s/ Martin G. Braun
Martin G. Braun, President

ADALY OPPORTUNITY FUND L.P.

By:	Adaly GenPar Ltd., its General Partner

By:	/s/ Martin G. Braun
Martin G. Braun, President

THE STRATEGIC RETIREMENT FUND

By:	OMF Funds Group Inc., its Manager

By:	/s/ Martin G. Braun
Martin G. Braun, President

THE STRATEGIC OPPORTUNITIES MASTER FUND, L.P.

By:	The Strategic Opportunities Fund, Ltd., its General Partner

By:	/s/ Philip Franklin
Philip Franklin, Director

THE STRATEGIC INVESTMENT FUND USA L.P.

By:	S-US GP LLC, its General Partner

By:	/s/ Philip Franklin
Philip Franklin, Director

/s/ Martin G. Braun
Martin G. Braun, in his individual capacity